[ROYAL GROUP LOGO]

FIRST QUARTER REPORT

ENDED DECEMBER 31 2003

MESSAGE TO SHAREHOLDERS

Fiscal 2004 has begun on a positive note, with our first quarter financial results beginning to reflect progress from the implementation of strategies to improve performance. In addition to generating accelerating unit sales growth, we were able to generate EBITDA margins comparable with the year ago quarter, in spite of the adverse impacts of escalating raw material costs and strengthening of the Canadian dollar against the US dollar. Most importantly, as a result of capital expenditure restraints and working capital management, we were able to generate free cash flow of $58 million.

PURSUIT OF IMPROVING EFFICIENCIES AND RETURNS

During fiscal 2004, we will continue to consolidate plants to improve efficiencies and reduce fixed costs. We have now completed the move of our Canadian window coverings moulding operations into our Canadian window coverings extrusion plant, as well as the move of our metal stamping operation into our outdoor products plant.

In addition to these consolidations, we have successfully consolidated three of our custom profile businesses in our main industrial complex in Woodbridge into two plants from three. This consolidation will also help us to improve efficiency, overhead absorption and margin. We have recently initiated consolidation of two plants that are involved in the production of recycled raw materials. This consolidation is expected to be completed this summer, allowing us to cease lease payments on the redundant facility and improve efficiencies in the ongoing plant.

We will continue with our plant consolidation review in pursuit of increased efficiency, utilization rates of assets and margins.

ACCELERATING SALES GROWTH OF CORE BUSINESSES

We continue our focus on efforts to sell a broader package of Royal Group's products to existing customers. Our extensive custom profile customer base has been very receptive to other Royal Group products, including mouldings, fencing, decking, railings and columns. In today's world, customers want access to a variety of quality building products and they prefer to single source supply to the greatest extent possible.

To date, the introduction of a broader package of products to our custom profile customer base has been principally conducted by senior management. On February 26th, we convened our first custom profile sales conference, during which we unveiled a cross-selling program for our sales representatives, complete with selling tools and skill development training. We believe that this program will enable our cross-selling initiative to gain momentum.

We have undertaken a number of other initiatives to increase sales, including the introduction of a broad package of our products to homebuilders at the recent National Association of Home Builders show in Las Vegas. Historically, we have primarily targeted our products towards the renovation trade and just recently have initiated a program to pursue the new construction sector as builders increasingly focus on building quality low-maintenance homes. We were very pleased with the reception to our offering at the show and are now actively introducing builders to the distributors of our products.

SUCCESSFUL TURNAROUND OF WINDOW COVERINGS

Our management information systems have been further strengthened over the past two years, such that unprofitable product lines are more quickly identified. You will recall that about this time last year we identified certain retail custom special order and related stock size window covering programs as being unprofitable. By August 2003, we had successfully exited from these programs, returning our customer focus to the dealer/fabricator channel, in which we have historically enjoyed a strong reception to our innovative window covering components and systems. The response to this repositioning initiative has been positive, with renewed and strengthened interest, particularly as we have launched new product offerings geared specifically to them. We have also significantly reduced our workforce in the Houston, Texas operation and have implemented a rigid cost control program.

As a result of these restructuring activities, we achieved positive EBITDA from our window coverings business during the first quarter of fiscal 2004 versus a significant negative EBITDA during the first quarter of fiscal 2003.

OUTLOOK

While we have made significant progress internally, the business environment we find ourselves in today remains very challenging. Market prices for PVC resin, our primary raw material, were approximately 17% higher in our first quarter than they were in the same quarter last year. We expect they will remain at record high levels throughout most of fiscal 2004. Exchange rates are also a challenge, as we currently have approximately 60% of our production in Canada and approximately 60% of our sales in the US.

Our focus on accelerated development of the profitable segments of our business, coupled with the successful turnaround of our window coverings business, plant consolidations and adoption of best practices throughout the Group, should help us to mollify the impact of the tough business environment. We look forward to updating you in future quarters, as we expect to gradually realize the financial results of our efforts to transform Royal.

/s/ Douglas Dunsmuir

Douglas Dunsmuir
President and Chief Executive Officer
February 27, 2004

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)

                                              DEC. 31/03     Sept. 30/03     Dec. 31/02
                                              -----------    -----------    -----------
                                              (UNAUDITED)     (audited)     (unaudited)
ASSETS

Current assets:
   Cash                                       $   198,579    $         -    $         -
   Accounts receivable                            278,006        342,601        326,448
   Inventories                                    438,732        401,619        540,058
   Prepaid expenses                                15,034         20,498         30,359
                                              -----------    -----------    -----------
                                                  930,351        764,718        896,865

Future income tax assets (note 5)                  26,900         26,600          8,824
Property, plant and equipment                   1,445,483      1,482,723      1,624,742
Goodwill and other assets                         255,309        256,413        277,627
                                              -----------    -----------    -----------
                                              $ 2,658,043    $ 2,530,454    $ 2,808,058
                                              ===========    ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Bank indebtedness                          $         -    $   355,080    $   467,900
   Accounts payable and accrued liabilities       242,879        258,592        211,774
   Term debt due within one year                   20,390         21,266         24,830
                                              -----------    -----------    -----------
                                                  263,269        634,938        704,504

Term debt (note 6)                                869,603        383,332        446,992
Future income tax liabilities (note 5)            148,056        131,169        129,876
Minority interest                                  14,783         15,603         15,569

Shareholders' equity:
   Capital stock                                  633,609        632,711        632,711
   Contributed surplus                                 94             74              -
   Retained earnings                              845,656        841,930        916,078
   Currency translation adjustments              (117,027)      (109,303)       (37,672)
                                              -----------    -----------    -----------
                                                1,362,332      1,365,412      1,511,117
                                              -----------    -----------    -----------
                                              $ 2,658,043    $ 2,530,454    $ 2,808,058
                                              ===========    ===========    ===========

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Douglas Dunsmuir                        /s/ Ron Goegan

Douglas Dunsmuir                            Ron Goegan
Director, President                         Director, Senior V.P. and C.F.O.
and Chief Executive Officer

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of Canadian dollars, except per share amounts)

                                                      3 MONTHS     3 months
                                                        ENDED       ended
                                                     DEC. 31/03   Dec. 31/02
                                                     ----------   ----------
                                                    (UNAUDITED)  (unaudited)
Net sales                                            $ 414,382    $ 421,312

Cost of sales and operating expenses                  (349,015)    (353,493)
                                                     ---------    ---------

Earnings before the undernoted                          65,367       67,819

Amortization charges                                   (31,237)     (31,963)
Interest and financing charges                         (11,321)     (13,142)
                                                     ---------    ---------

Earnings before income taxes and minority interest      22,809       22,714

Income taxes (note 5)                                  (19,837)      (6,498)
                                                     ---------    ---------

Earnings before minority interest                        2,972       16,216

Minority interest                                          754         (279)
                                                     ---------    ---------

Net earnings                                         $   3,726    $  15,937
                                                     =========    =========

Earnings per share (note 4):
   Basic                                             $    0.04    $    0.17
   Diluted                                           $    0.04    $    0.17
                                                     =========    =========

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of Canadian dollars)

                                           3 MONTHS      3 months
                                             ENDED        ended
                                           DEC. 31/03   Dec. 31/02
                                           ----------   ----------
                                          (UNAUDITED)  (unaudited)
Retained earnings, beginning of period     $ 841,930    $ 900,141

Net earnings                                   3,726       15,937
                                           ---------    ---------

Retained earnings, end of period           $ 845,656    $ 916,078
                                           =========    =========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)

                                                                       3 MONTHS     3 months
                                                                         ENDED       ended
                                                                      DEC. 31/03    Dec. 31/02
                                                                      ----------    ----------
                                                                      (UNAUDITED)  (unaudited)
                                                                                     (note 2)
Cash provided by (used in):

Operating activities:
   Earnings before minority interest                                   $   2,972    $  16,216
   Items not affecting cash                                               60,776       37,977
   Change in non-cash working capital                                     10,009      (30,080)
                                                                       ---------    ---------
                                                                          73,757       24,113

Financing activities:
   (Decrease) increase in bank indebtedness                             (355,080)      84,115
   Increase in term debt (note 6)                                        500,000            -
   Repayment of term debt                                                 (4,239)     (79,202)
   Proceeds from issuance of shares under stock option plan                  898           14
                                                                       ---------    ---------
                                                                         141,579        4,927

Investing activities:
   Acquisition of property, plant and equipment                          (16,052)     (25,691)
   Change in minority interest                                                 -         (651)
   Change in other assets                                                      -       (2,787)
                                                                       ---------    ---------
                                                                         (16,052)     (29,129)

Effect of foreign exchange rate changes on cash and cash equivalents        (705)          89
                                                                       ---------    ---------

Change in cash, being cash, end of period                              $ 198,579    $       -
                                                                       =========    =========

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of Canadian dollars)

1. CONSOLIDATED FINANCIAL STATEMENTS

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the accounts of Royal Group Technologies Limited, its subsidiaries and its proportionate share of its joint ventures.

         In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at December 31, 2003 and the results of operations and cash flows for the three month period ended December 31, 2003.

         Currently the Company operates predominantly in the seasonal North American renovation and new construction markets. As such, sales, net earnings as a percentage of sales and cash flow have historically been significantly different on a by-quarter basis as compared to an annualized amount or rate.

2. CHANGE IN ACCOUNTING POLICIES

The Company's accounting principles remain unchanged from the most recent fiscal year ended September 30, 2003. For details, please refer to note 1 on page 30 of the Company's 2003 Annual Report.

         Certain figures for the three months ended December 31, 2002 have been reclassified to conform with the financial statement presentation adopted in fiscal 2004.

3. SEGMENT REPORTING DATA

                                                             Products       Support
                                                              Segment       Segment     Eliminations   Consolidated
                                                            -----------   -----------   ------------   ------------
For the 3 months ended December 31, 2003
Net sales                                                   $   418,028   $   140,835   $  (144,481)   $   414,382
Operating margin                                                 38,676        26,691                       65,367
Amortization charges                                             22,493         8,744                       31,237
Acquisition of property, plant and equipment and goodwill        14,727         1,325                       16,052
Property, plant and equipment                                   711,952       733,531                    1,445,483
Goodwill                                                        181,239        35,641                      216,880
Total assets                                                  1,535,540     1,122,503                    2,658,043

For the 3 months ended December 31, 2002
Net sales                                                   $   418,262   $   133,050   $  (130,000)   $   421,312
Operating margin                                                 35,686        32,133                       67,819
Amortization charges                                             23,702         8,261                       31,963
Acquisition of property, plant and equipment and goodwill        17,426         8,265                       25,691
Property, plant and equipment                                   847,008       777,734                    1,624,742
Goodwill                                                        190,235        35,723                      225,958
Total assets                                                  1,777,544     1,030,514                    2,808,058

Net sales by geographic region for the 3 months ending December 31, 2003 were 58% to the US (2002 - 63%), 35% to Canada (2002 - 30%) and 7% to foreign markets (2002 - 7%).

4. EARNINGS PER SHARE

Basic and diluted earnings per share have been calculated using the weighted average and maximum dilutive number of shares outstanding for the three month period of 93,308,948 (2002 - 93,218,367) and 93,308,948 (2002 - 93,538,893)
respectively. As at December 31, 2003, the Company had outstanding 15,935,444 multiple voting shares, 77,409,170 subordinate voting shares, and 7,907,714 options to acquire subordinate voting shares under the Company's employee stock option plan. During the quarter, 942,464 stock options expired at an average price per share of $11.22.

5. INCOME TAXES

In November 2003, the Ontario government repealed the previously enacted provincial income tax rate reductions. In accordance with the Company's accounting policy for income taxes, future income tax assets and liabilities were revalued utilizing the substantively enacted rate of 34.12%. The revaluation resulted in a $13 million charge to income tax expense.

6. BANK INDEBTEDNESS AND TERM DEBT

The Company converted its term debt drawn under the unsecured bank credit facility to a non-revolving, non-amortizing term loan repayable on April 28, 2005. The costs of borrowings under the term-out remain unchanged from the previous amounts drawn on the revolving facility. Subsequent to December 31, 2003, the Company reduced its non-revolving, non-amortizing term loan by $70 million. Additionally, the Company purchased for cancellation $22.4 million of its medium term notes outstanding.

7. CHANGE IN YEAR END

The Company has changed its fiscal year end from September 30 to December 31. The transition year shall consist of a fifteen month period, commencing October 1, 2003 and concluding on December 31, 2004.

8. REGULATORY INVESTIGATION

The Company has been informed by the enforcement branch of the Ontario Securities Commission that the Ontario Securities Commission and the RCMP, along with Canadian Customs and Revenue Agency, are conducting investigations into certain of the Company's affairs. The Company has established a Special Committee of the Board of Directors to deal with these matters, consisting solely of independent directors who have retained independent counsel and forensic accountants. The Company is unable to determine whether there will be any financial impact resulting from these investigations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

QUARTER ENDED DECEMBER 31, 2003, AS COMPARED TO THE QUARTER ENDED DECEMBER 31, 2002

Net sales for the first quarter declined by 2% to $414 million, from net sales of $421 million in the previous year. Products Segment sales, before eliminations, were $418 million for the quarter and for the previous year. Both Custom Profiles and Exterior Claddings sales grew organically by 4%. Home Furnishings, which now includes window coverings and housewares, declined 18%, reflecting a tough consumer products market and sales pricing pressures in housewares as well as our exit from certain of our window coverings businesses. Outdoor Products/RBS, which now includes fencing, decking, railings, patio furniture, sheds and Royal Building Systems, increased 19%, reflecting increased penetration of our outdoor products into this rapidly expanding segment, particularly into the US. Pipe/Fittings/Other Construction, which now includes commercial doors, declined 3%. Sales of RBS/Foreign Operations are now reported in the various product categories noted above with the core RBS construction panel now included in Outdoor Products/RBS.

         Support Segment sales for the quarter, before eliminations, increased 6% to $141 million, from $133 million in the previous year. Sales in the Support Segment are largely eliminated on consolidation due to the nature of the Group's vertical integration. Sales of Materials grew 10%, reflecting higher raw material costs as compared to last year. Sales in Machinery & Tooling declined 11%, as the Group's current production capacities require less equipment additions. Sales in the Services category decreased 7% to $20 million, consistent with our quarterly average over the past several quarters.

         During the quarter, sales to non-Canadian customers, including foreign based sales and exports from Canadian operations, decreased to $270 million or 65% of total sales as compared to $296 million or 70% for the prior year. The decrease in non-Canadian sales was due primarily to the impact of foreign exchange, reflecting a lower exchange rate at which US denominated sales were converted to Canadian dollars.

         EBITDA (earnings before interest, taxes, depreciation, amortization and minority interest) or operating margin is a widely used term in the financial markets but is not a recognized measure under Canadian generally accepted accounting principles. Management believes that EBITDA is a valuable supplemental measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. The Group's method of calculating EBITDA may differ from other companies and therefore may not be comparable to EBITDA used by other companies. The Group's overall EBITDA for the quarter ended December 31, 2003 decreased to $65.4 million from $67.8 million last year. EBITDA as a percentage of sales was 15.8% as compared to 16.1% last year. The decrease in EBITDA was due to higher material costs and the adverse effect of the foreign exchange movement in the Canadian dollar against the US dollar, offset by favorable overall product mix, improved capacity utilization and the recovery of our window coverings business as compared to a year ago.

         Raw material costs decreased to 43.9% of sales from 44.3% last year. This was due to the exit of unprofitable resale items in our window coverings business and a shift in product mix towards Custom Profile growth versus the maintenance of sales in Pipe/Fittings/Other Construction products where material costs are much higher as a percentage of sales and margins are lower. Labor costs decreased slightly as a percentage of sales to 14.7% as compared to 14.8% last year, reflecting lower staffing levels as we continue to improve efficiencies and capacity utilizations. Other manufacturing costs increased slightly as a percentage of sales to 12.8% as compared to 12.6% last year. With our continuing focus on restraining inventory levels and production rates, other manufacturing costs are higher due to lower absorption of fixed costs into goods manufactured. As the Group continues to review existing operations and capacities, maintains tight controls over capital expenditures and increases sales volumes, it is expected that there will be an improvement in our fixed cost absorption, thus lowering other manufacturing costs as a percentage of sales. Selling and distribution costs increased to 13.3% of sales as compared to 12.8% last year due to greater emphasis in the sales and marketing activities, although this is leveling off as we focus more on cross-selling and related initiatives with our core products and existing channels. General and administration costs as a percent of sales increased slightly from 7.0% to 7.1%.

         Products Segment EBITDA for the quarter ended December 31, 2003 increased to $38.7 million as compared to $35.7 million last year. EBITDA as a percentage of sales increased to 9.3% from 8.5% last year. The increase reflects the continuing recovery of our window coverings business as well as improving product mix overall and improving capacity utilization, offset by higher raw material costs and the adverse effect of the foreign exchange movement in the Canadian dollar against the US dollar.

         Support Segment EBITDA for the quarter ended December 31, 2003 decreased to $26.7 million as compared to $32.1 million last year. EBITDA as a percentage of sales decreased to 19.0% from 24.2% due primarily to losses in our Machinery and Tooling operations, higher raw material input costs in the Materials category and foreign exchange losses.

         Amortization expense for the quarter decreased slightly to $31 million from $32 million, reflecting our capital expenditure restraints over the last several quarters. In the Products Segment, amortization as a percentage of sales was 5.4%, which decreased from 5.7% last year. In the Support Segment, amortization as a percentage of sales was 6.2%, which is the same as in the prior year. Amortization as a percentage of sales is anticipated to level off as we continue to focus on utilizing our existing assets. Interest and financing charges decreased from $13 million to $11 million, due to a lower level of debt as compared to the same quarter last year. All interest costs were expensed in the current quarter, whereas $0.8 million was capitalized to assets under construction during the same quarter last year.

         During the quarter, the government of the Province of Ontario repealed the previously enacted provincial income tax rate reductions. In accordance with the Company's accounting policy for income taxes, future income tax assets and liabilities were revalued utilizing the substantively enacted rate of 34.12%. The revaluation resulted in a non-cash charge to future income tax expense of $13 million. The income tax rate for the quarter, excluding the income tax charge of $13 million, was 30% as compared to 29% last year. Excluding the $13 million charge, the Group's overall effective tax rate for fiscal 2004 is expected to be between 28% to 30%.

         Net earnings during the quarter decreased to $3.7 million from $15.9 million last year. On a diluted basis, earnings per share for the period was $0.04 as compared to $0.17 for the same period in the prior year. Excluding the impact of the $13 million charge to future income tax expense, net earnings for the quarter were $16.7 million, or $0.18 per share. The average number of shares outstanding for the quarter on a diluted basis was 93.3 million.

         The Company has been informed by the enforcement branch of the Ontario Securities Commission that the Ontario Securities Commission and the RCMP, along with Canadian Customs and Revenue Agency, are conducting investigations into certain of the Company's affairs. The Company has established a Special Committee of the Board of Directors to deal with these matters, consisting solely of independent directors who have retained independent counsel and forensic accountants. The Company is unable to determine whether there will be any financial impact resulting from these investigations.

MANAGEMENT'S DISCUSSION AND ANALYSIS

LIQUIDITY AND CAPITAL RESOURCES

During the quarter, the Group generated free cash flow (earnings before minority interest adjusted for items not affecting cash, changes in non-cash working capital, less acquisition of property, plant and equipment) of $57.7 million, a source, as compared to a use in the prior year of $1.6 million. The Group's focus on restraining capital expenditures and working capital investment will continue to positively affect free cash flow, contain invested capital and ultimately lead to improved returns. Working capital was $667 million at December 31, 2003 as compared to $130 million at September 30, 2003 and $192 million at December 31, 2002. The increase at December 31, 2003 is due largely to the reclassification of the $500 million drawn under the unsecured bank credit facility to long term debt, as this is now a non-revolving, non-amortizing term loan repayable in April 2005.

         Due to our continuing efforts and focus on monitoring collections, days receivable outstanding has improved to 51 days from 64 days last year. Days inventory outstanding has also improved to 117 days from last year's 149 days. Inventory levels have declined in both dollar terms and unit inventory levels as we continue to focus on further inventory containment in home furnishings, pipe products and in our Support Segment raw materials. First quarter capital expenditures were $16 million as compared to the prior year's $26 million. For the first quarter of fiscal 2004, $15 million was incurred primarily for tooling and equipment to be used in the Products Segment, and $1 million for additional capacities in the Support Segment, primarily in the Materials division.

         At December 31, 2003, $500 million was drawn on the bank credit facility. The amount drawn on the bank credit facility was converted to a non-revolving, non-amortizing term loan repayable in April 2005. Subsequent to December 31, 2003, the Company reduced its non-revolving, non-amortizing term loan by $70 million and purchased for cancellation $22.4 million of its medium term notes outstanding using excess cash on deposit. The net funded debt to total capitalization ratio at December 31, 2003 was 33.4% as compared to 35.5% at September 30, 2003 and 38.1% at December 31, 2002. Our public debt rating from DBRS was downgraded from A (low) to BBB (high) effective January 2003 while S&P remains at BBB. Management believes that the Group's anticipated operating cash flow and available credit under its existing financing arrangements are sufficient to meet its working capital and capital spending requirements, as well as debt service requirements, including the seasonal nature of the Group's operation.

RISKS AND UNCERTAINTIES

The Group operates in many markets each of which involves various risks, uncertainties and other factors affecting the Group specifically, its industry or the markets generally. The Group's future performance, achievements and financial results could be affected by these factors, which in some cases have affected, and which in the future could affect, the Group's actual results and could cause the Group's actual results for fiscal 2004 and beyond to differ materially from those expressed in any forward-looking statements made by or on behalf of the Group. These risks and uncertainties include fluctuations in the level of renovation, remodeling and construction activity; changes in the Group's product costs and pricing; an inability to achieve or delays in achieving savings related to cost reductions or revenues related to sales price increases; the sufficiency of restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of the Group's outstanding debt and current debt ratings; the ability to meet the financial covenants in the Group's credit facilities; changes in the Group's product mix; the growth rate of the markets in which the Group's products are sold; market acceptance and demand for the Group's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of litigation and administrative and intellectual property disputes; and changes in environmental regulation and currency risk exposure. Certain of these risks and uncertainties are described in more detail below:

- The Group's business is substantially related to the North American renovation, remodeling and construction markets, both residential and industrial/commercial. Therefore, the demand for the products manufactured and distributed by the Group is affected by changes in the general state of the North American economy, including renovation and remodeling, new housing starts and the level of construction activity in general.

- The price and availability of raw materials, and in particular PVC resin, represents a substantial portion of the cost of manufacturing the Group's products. Historically, there have been fluctuations in these raw materials' prices and in some instances price movements have been volatile and affected by circumstances beyond the Group's control. There can be no assurance that the Group can pass on increases from normal market fluctuations in the price of PVC resin and other raw materials to its customers through increases in selling price, or otherwise absorb such costs increases without significantly affecting its margins. In addition, the Group has occasionally found certain raw materials to be in short supply.

- As the Group carries out a significant portion of its activities in foreign markets (including the US), it is exposed to the risk of foreign exchange fluctuations. The Group attempts to minimize risks associated with currency fluctuations through matching of the currency of debt financing and the currency of certain raw material purchases, sales or asset acquisitions. This, however, is not always economically practical and the Group may not be able to offset any or all of its foreign market risks. While the Group has not entered into significant market instruments with respect to foreign exchange hedging in the past, it may, if deemed necessary, do so in a prudent fashion, in the future. The Group does not purchase derivative instruments beyond those needed to hedge foreign currency requirements.

- The Group faces a high level of competition in most product categories and geographic regions. Low cost foreign competitors continue to be a threat to the Group's cost structure, particularly in its consumer product lines. The Group attempts to minimize risks associated with this by striving to reduce costs when feasible and/or offer enhanced customer services. In addition, the Group may compete in some product categories and regions with larger, better capitalized companies which may be better positioned to respond to shifts in the marketplace.

CORPORATE DIRECTORY

CORPORATE OFFICE:
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario
Canada L4L 8Z7

Telephone: (905) 264-0701
Facsimile: (905) 264-0702
Web site: www.royalgrouptech.com

SHARES LISTED ("RYG"):
Toronto Stock Exchange,
New York Stock Exchange

INDEX LISTINGS:
S&P/TSX Composite Index
S&P/TSX 60 Index

TRANSFER AGENTS AND REGISTRARS:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Tel: 1-800-564-6253 or (514) 982-7270
Facsimile: 1-888-453-0330 or (416) 263-9394
E-mail: caregistryinfo@computershare.com

Co-Transfer Agent (U.S.A.)
Computershare Trust Company, Inc.
303 Indiana Street, Suite 800
Golden, Colorado 80401
Tel: (303) 262-0600
Facsimile: (303) 262-0700

SHAREHOLDER INQUIRIES
Responses to shareholder inquiries as well as information published by the Company for its shareholders and others, including annual reports, quarterly reports and annual information forms may be obtained from:

Investor Relations
Royal Group Technologies Limited
1 Royal Gate Blvd.,
Woodbridge, Ontario L4L 8Z7
Telephone: (905) 264-0701
Facsimile: (905) 264-0702
E-mail: info@royalgrouptech.com
Web site: www.royalgrouptech.com

TRADING DATA

                                                 Volume
                  High      Low      Close     (in 000's)
                  TSX       TSX       TSX       TSX+NYSE
                -------   -------   -------    ----------
Fiscal 2004
Q1              $ 12.70   $  8.60   $ 12.30     26,710
------------    -------   -------   -------     ------

Fiscal 2003
Q4              $ 12.71   $  9.51   $ 12.10     20,083
Q3                10.69      6.60      9.63     33,877
Q2                16.79      6.57      6.85     30,163
Q1                17.50     13.02     15.21     19,095

DEBT RATINGS

Rating Agency            Medium Term Notes
-------------            -----------------
DBRS                     BBB (high)

S&P                      BBB

FORWARD LOOKING STATEMENTS:

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of litigation and administrative and intellectual property disputes; changes in environmental regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of February 27, 2004 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

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